UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of September 2018

Commission File Number: 1-35016

SGOCO Group, Ltd.

UNIT 1614, NORTH TOWER,

CONCORDIA PLAZA

NO 1 SCIENCE MUSEUM ROAD

TSIM SHA TSUI EAST, KOWLOON

HONG KONG

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 20, 2018, SGOCO Group, Ltd. (the “Company”) closed its previously announced rights offering. The offering was fully subscribed. At the closing, the Company issued and sold an aggregate of 50,663,270 ordinary shares at the subscription price of $0.99 per share, pursuant to the exercise of subscriptions and oversubscriptions in the rights offering from its existing stockholders. The Company received aggregate gross proceeds of approximately $50.15 million from the rights offering before deducting offering expenses. The rights offering was made pursuant to the Company's effective registration statement on Form F-1 (Registration No. 333-225977) filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: September 27, 2018	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer